HYPERDYNAMICS CORPORATION
12012 Wickchester Lane, Suite 475
Houston, TX 77079

March 20, 2014

Ms. Anne Nguyen Parker

Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC  20549

Re:                             Hyperdynamics Corporation

Form 10-K for the Fiscal Year ended June 30, 2013

Filed September 11, 2013

Definitive Proxy on Schedule 14A

Filed October 22, 2013

Form 10-Q for the Fiscal Quarter ended December 31, 2013

Filed February 7, 2014

File No. 1-32490

Dear Ms. Parker:

On March 7, 2014 Hyperdynamics Corporation (the “Company”, or “we” or “our”) submitted a letter (the “Original Response Letter”) to the Securities and Exchange Commission (“SEC”) in response to your February 7, 2014 letter with comments to the above referenced documents (the “Comment Letter”).  We are submitting this letter in response to oral comments received from the Staff to our responses in the Original Response Letter to Comments #2 and #3.  This letter amends our responses in the Original Response Letter to Comments #2 and #3 as indicated below and does not amend any other responses in the Original Response Letter.  The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Oil and Gas Properties — Full Cost Ceiling Test, page F-13

2.                                      We note your disclosure indicating that you reclassified various unproved property costs, including the costs of drilling the Sabu 1 exploration well and related geological and geophysical costs, to your proved property costs account in February 2012, after evaluating this unproved property and determining that it had no reserves. You also indicate that you recorded the “full amortization” of this balance at the same time. Although guidance in Rule 4-10(c)(3)(ii)(A) of Regulation S-X prescribes grouping costs of unproved properties assessed as

Ms. Anne Nguyen Parker

March 20, 2014

impaired with costs to be amortized (i.e., included in the full cost amortization base), this pertains to the computation rather than presentation.

We do not see adequate rationale for reporting a balance in proved properties in the absence of having established proved reserves. We also believe application of the ceiling test under Rule 4-10(c)(4) of Regulation S-X would result in a ceiling test write-down, under these circumstances, rather than incremental amortization.

Please:

•                  Revise your filing to eliminate amounts ascribed to proved properties and to recognize the ceiling-test write-down directly against the unproved property account rather than grouping this charge with DD&A.

•                  Second, all related disclosures should be similarly revised to reflect proper use of these terms.

Response:

2.                                      The following amends our prior response to this comment in the Original Response Letter by adding the additional disclosure reflected below.  The added disclosure has been marked to show changes from the prior response with added text bolded and underlined.

3.             INVESTMENT IN OIL AND GAS PROPERTIES

Accounting for oil and gas property and equipment costs

We follow the “Full-Cost” method of accounting for oil and natural gas property and equipment costs. Under this method, internal costs incurred that are directly identified with exploration, development, and acquisition activities undertaken by us for our own account, and which are not related to production, general corporate overhead, or similar activities, are capitalized. For the years ended June 30, 2013 and 2012, we capitalized $2.7 million and $6.6 million of such costs respectively. Capitalization of internal costs was discontinued April 1, 2013 when Tullow became the operator. Geological and geophysical costs incurred that are directly associated with specific unproved properties are capitalized in “Unproved properties excluded from amortization” and evaluated as part of the total capitalized costs associated with a prospect. The cost of unproved properties not being amortized is assessed to determine whether such properties have been impaired. In determining whether such costs should be impaired, we evaluate current drilling results and available geological and geophysical information.

Ms. Anne Nguyen Parker

March 20, 2014

We exclude capitalized costs of unproved oil and gas properties from amortization until evaluated.  Geological and geophysical information pertaining to the Guinea concession was collected and evaluated and no reserves have been attributed to the Concession. In February 2012, we completed the drilling of the Sabu-1 well, which was determined to be non-commercial. As a result, we evaluated certain geological and geophysical related costs in unproved properties along with the drilling costs of the Sabu-1 well totaling $116.8 million and determined that these properties were subject to the Full-Cost Ceiling Test. As we have no proved reserves to include in the Full-Cost Ceiling Test, the entire $116.8 million resulted in a Full-Cost Ceiling Test write-down of our unproved oil and gas properties.  The net costs associated with properties which remain unproved and unevaluated are excluded from amortization were $21.2 million and $39.3 million, as of June 30, 2013 and 2012, respectively.

Form 10-Q for the Fiscal Quarter Ended December 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 20

3.                                      We note that in September 2013, you requested a renewal of exploration period ended September 21, 2013. Please revise to clarify when you expect to receive the renewal approval and how the gap period, between lapse of the exploration period and when the government of Guinea grants your renewal request, would impact your business operations and financial statements.

Response:

3.                                      The following amends our prior response to this comment in the Original Response Letter by adding the additional disclosure reflected below.  We propose to include additional disclosure in our next Form 10-Q, Form 10-K and in future applicable filings made by us with the SEC consistent with the disclosure provided immediately below.  In regard to our Form 10-Q for the fiscal quarter ended December 31, 2013, the following disclosure would be inserted following the first sentence of the last paragraph on page 20.  Consistent with our other responses, the following has been bolded and underlined to indicate it will be new text.

A renewal of the second exploration period by the Minister of Mines and Geology occurs upon application when the work and expenditure obligations from the proceeding period has been fulfilled.  There has been no question raised by the Minister or others regarding satisfaction of these conditions.

Hyperdynamics acknowledges the following:

•                  Hyperdynamics is responsible for the adequacy and accuracy of the disclosure in the filing;

Ms. Anne Nguyen Parker

March 20, 2014

•                  Staff comments or Hyperdynamics’ changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Hyperdynamics may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact the undersigned at (713) 353-9400, if you have any questions or require any further information regarding these matters.

Sincerely,

/s/ David Wesson

Vice President and
Chief Financial Officer